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                             November 1, 2023

       Christopher Chapman, Jr.
       Chief Executive Officer
       Telomir Pharmaceuticals, Inc.
       900 West Platt Street, Suite 200
       Tampa, FL 33606

                                                        Re: Telomir
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
16, 2023
                                                            CIK No. 0001971532

       Dear Christopher Chapman:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Business Summary
       Overview, page 1

   1. We note your response to comment 1 and re-issue in part. Please revise to explain briefly at first use the term
"in situ."
   2. We note your disclosure that you "believe that TELOMIR-1 may effectively serve as a metal enzyme inhibitor
of essential metals such as zinc and copper[]" and that
                                                        "TELOMIR-1 may protect
the stem cells by elongating and stimulating the telomeres to sustain self-renewal of
stem cells." Please revise your disclosure here and elsewhere to remove any implication
that your product candidates will be safe or effective, as such conclusions are within
the sole authority of the FDA and comparable foreign regulators.
 Christopher Chapman, Jr.
FirstName LastNameChristopher   Chapman, Jr.
Telomir Pharmaceuticals, Inc.
Comapany 1,
November   NameTelomir
             2023        Pharmaceuticals, Inc.
November
Page 2    1, 2023 Page 2
FirstName LastName
Intellectual Property, page 3

3. We note your response to comment 4 and reissue our comment in part. Please revise your disclosure to provide further details about Mr. Williams' scientific background, such as how he "developed extensive knowledge of tobacco alkaloid chemistry in the 1990's" and the context surrounding how Mr. Williams came to work on the "development of techniques for preventing the formation of [TSNAs] during the tobacco curing process."
         Please also clarify whether the 85 patents or patent applications for which Mr. Williams is a named inventor relate to the life sciences industry.
Summary Risk Factors, page 4

4. We note your response to comment 9. Please specify in the seventh bullet point that Dr.
         Chapman will be working on an as-needed basis.
Risks Related to Our Operations and Financial Condition
Conflicts of interest may arise between us and MIRALOGX. , page 12

5. We note your response to comment 11 and re-issue in part. Please tell us whether any other officers, directors or principal shareholders are affiliated with MIRALOGX.
Risks Related to Our Intellectual Property
We may not be able to adequately protect our product candidates or our proprietary technology in the marketplace. , page 29

6. We note your response to comment 5 and your revised disclosure on page 30 noting that you do not own the rights to the intellectual property and technology that will be used to commercially develop TELOMIR-1 and that MIRALOGX holds those patent rights through a "pending patent application." Please revise your risk factor disclosure to explain the risks associated with not having patent coverage for the work you are conducting.
         Please also clarify here and elsewhere, as appropriate, that MIRALOGX has filed a nonprovisional patent application.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
41

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances including any stock options issued and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
 Christopher Chapman, Jr.
FirstName LastNameChristopher   Chapman, Jr.
Telomir Pharmaceuticals, Inc.
Comapany 1,
November   NameTelomir
             2023        Pharmaceuticals, Inc.
November
Page 3    1, 2023 Page 3
FirstName LastName
Business
Overview, page 46

8. We note your response to prior comment 14 and your revised disclosure regarding the results of the study comparing the complexing abilities of TELOMIR-1 and doxycycline.
         Please revise your disclosure further to explain why TELOMIR-1 was compared with doxycycline in this regard.
9. We note your response to prior comment 15 and your revised disclosure regarding the results of your studies comparing the anti-cancer activities of TELOMIR-1 versus rapamycin. Please revise your disclosure further to explain why TELOMIR-1 was compared with rapamycin in this regard.
In silico Affinity Studies, page 52

10. We note your disclosure on page 52 that "[p]re-clinical studies demonstrate that
         TELOMIR-1 . . . turn[s] off the underlying cause of cancer development and growth."
         Please revise your disclosure here to remove the implication that your product is safe or effective as such conclusions are within the sole authority of the FDA and comparable foreign regulators.
11. We note your response to prior comment 18. We reissue our comment in part. Please revise your disclosure to clarify whether the pre-clinical studies described in this section were conducted with the assistance of any third parties.
General

12. Please ensure the writing is legible in the visual depictions throughout your draft registration statement. For example only, certain text on pages 48-50 is not legible.
       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Curt Creely